Exhibit 99.1

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2021 Q4/full-year results and 2022 guidance on February 16, 2022

Company also provides 2022 quarterly reporting dates

Toronto, Ontario, January 11, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) will release its 2021 fourth-quarter and full-year financial statements and operating results on Wednesday, February 16, 2022, after market close. The Company will also provide its full-year 2022 guidance, mineral reserve and mineral resource statement as of December 31, 2021, and an exploration and project update. Kinross will hold a conference call and audio webcast on Thursday, February 17, 2022 at 8 a.m. ET to present the results, followed by a question-and-answer session.

The call-in numbers for the conference call on Thursday, February 17, 2022 at 8 a.m. ET are as follows:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 6090916

Outside of Canada & US – +1 (825) 312-2059; Passcode: 6090916

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 6090916

Outside of Canada & US – +1 (416) 621-4642; Passcode: 6090916

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross' quarterly reporting schedule for the remainder of 2022 will be as follows:

•	Q1 2022 – Tuesday, May 10, 2022; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 11, 2022 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – Wednesday, May 11, 2022; the meeting will be held at 10 a.m. ET.

•	Q2 2022 – Wednesday, July 27, 2022; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, July 28, 2022 at 8 a.m. ET.

•	Q3 2022 – Wednesday, November 9, 2022; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, November 10, 2022 at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 1 Kinross to announce 2021 Q4/full-year results and 2022 guidance on February 16, 2022	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.